Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust announces an executive appointment and provides a fourth quarter 2008 financial reporting update

     CALGARY, Jan. 29 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") is pleased to announce the recent appointment of Mr. Bob
Shepherd as Vice President, Development Engineering. Mr. Shepherd brings 30 years of petroleum industry experience as a professional engineer to Penn
West. Mr. Shepherd has held various executive positions in the oil and natural gas industry including three years as President of Marathon Canada Limited. In his new role, Mr. Shepherd will be responsible for managing Penn West's development teams.
     Penn West plans to release its fourth quarter 2008 results on Wednesday,
February 18, 2009. The news release will provide unaudited, consolidated fourth quarter and 2008 operating information and financial results, and year-end reserve results.
     A conference call and webcast to discuss the results will be held for the investment community the following day beginning at 10:00 a.m. MST (12:00 p.m.
EST). To participate, please dial (800) 733-7560 (toll-free in North America)
or (416) 644-3414 approximately 10 minutes prior to the conference call. A replay of this call will be available beginning Thursday, February 19, 2009
12:00 MST to Thursday, February 26, 2009 23:59 MST. This archived call can be accessed by dialing either (416) 640-1917 and using the passcode 21295163 followed by the pound sign or toll-free by dialing 877-289-8525 and using the passcode 21295163 followed by the pound sign. A live audio webcast of the conference call will also be available at:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2523840
     We are proceeding with our 2008 year-end reserve evaluations which we expect to complete by mid-February. Based on December 31, 2008 oil and natural gas prices, we expect that a non-cash impairment charge for U.S. accounting purposes is more likely than not however are unable to determine the magnitude of any impairment until our reserves are completed. A provision for impairment under U.S. Generally Accepted Accounting Principles ("GAAP") would be reflected only in our supplemental U.S. GAAP reconciliation note to our 2008 audited financial statements, which we plan to file in late March. Such an impairment charge would have no effect on our compliance with the financial covenants of our syndicated bank facilities and senior unsecured note agreements. As at December 31, 2008, Penn West had approximately $1.4 billion of undrawn capacity on its syndicated bank facilities which total $4 billion.
     Canadian and U.S. GAAP requires the assessment of goodwill balances for impairment annually or when conditions indicating impairment exist, such as the current conditions in the financial markets. A non-cash charge against net income is made for any impairment. The amount of any goodwill impairment is currently not determinable until reserves finalization however we believe that any charge would not be material enough to affect our ability to comply with our bank and note financial covenants.

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the likelihood that we will have to take a non-cash impairment charge for US accounting purposes in our supplemental US GAAP reconciliation note to our 2008 audited financial statements and the impact of said charge on us; the likelihood that we will have to take a non-cash goodwill impairment charge for Canadian accounting purposes in our 2008 audited financial statements and the impact of said charge on us. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors described in our public filings (including our Annual
Information Form) available in Canada at www.sedar.com and in the United
States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
     In June 2008, Penn West filed a registration statement (including a base shelf prospectus) with the SEC. Before you purchase Penn West securities under the registration statement, you should read the prospectus in that registration statement and other documents Penn West has filed with the SEC for more complete information about Penn West and the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
Alternatively, Penn West will arrange to send you the prospectus if you request it by calling toll-free 1-888-770-2633.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST: Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.DB.B. PWT.DB.D. PWT.DB.E. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 09:08e 29-JAN-09